Exhibit 77C

Morgan Stanley Institutional Fund, Inc. -Focus Growth Portfolio
Special Shareholder Meeting
September 27, 2012

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:		853,889
Against:	481
Abstain:	5,173